Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change June 25, 2008
Item 3	News Release The news release dated June 25, 2008 was disseminated through Marketwire’s Canadian Timely Investment Network.
Item 4
Summary of Material Change

Canplats Resources Corporation announced the results of a further twenty reverse circulation drill holes completed in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated June 25, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 25th day of June, 2008.

June 25, 2008	TSX Venture Symbol: CPQ

CAMINO ROJO REVERSE CIRCULATION DRILLING CONTINUES TO ENHANCE REPRESA ZONE NEAR-SURFACE MINERALIZATION

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce the results of a further twenty reverse circulation drill holes completed in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.

Continued drilling in the main part of the Represa Zone has confirmed the continuity of the near-surface mineralization.  Of particular interest is hole CR-74, an east-bound hole drilled in the northeast corner of the zone, which intersected 270 meters averaging 0.94 grams gold per tonne, 18.83 grams silver per tonne, 0.32% lead, and 0.52% zinc, including 60 meters averaging 2.07 grams gold per tonne, 38.35 grams silver per tonne, 0.40% lead, and 0.98% zinc.  Drill hole CR-80, a west-bound hole that was also drilled on the eastern side of the zone, intersected 264 meters averaging 1.01 grams gold per tonne, 17.24 grams silver per tonne, 0.29% lead, and 0.62% zinc, including 116 meters averaging 1.56 grams gold per tonne, 21.99 grams silver per tonne, 0.30% lead, and 0.82% zinc.  These two holes further demonstrate the strength of the mineralization on the eastern side of the Represa Zone, which remains open for expansion.

Drill results are summarized in the following table:

Hole No.	From (meters)	To (meters)	Interval(ii) (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CR-61	2	34	32	0.69	5.74	0.11	0.17
CR-62(i)	2	300	298	0.60	10.05	0.11	0.26
incl.	150	300	150	0.71	11.29	0.11	0.29
CR-63	0	258	258	0.98	12.20	0.35	0.35
incl.	0	58	58	1.61	11.04	0.63	0.24
CR-64	0	180	180	0.94	11.47	0.21	0.26
incl.	0	94	94	1.29	16.14	0.31	0.31
CR-65	58	74	16	0.62	7.95	0.12	0.28
CR-66	0	162	162	1.43	13.47	0.30	0.42
incl.	92	162	70	2.26	12.87	0.26	0.37
CR-67(i)	0	210	210	1.16	15.11	0.27	0.32
incl.	134	204	70	2.15	20.74	0.22	0.30
CR-68	2	270	268	0.88	16.39	0.26	0.56
CR-69	0	272	272	0.71	16.56	0.35	0.45
CR-70	0	136	136	0.83	15.64	0.35	0.28
CR-71	0	280	280	0.61	15.66	0.32	0.50
CR-72	0	270	270	0.71	15.37	0.31	0.52
CR-73	0	132	132	0.65	10.86	0.31	0.23
CR-74	0	270	270	0.94	18.83	0.32	0.52
incl.	154	214	60	2.07	38.35	0.40	0.98
CR-75	4	238	234	0.33	9.07	0.19	0.44
CR-76(i)	2	175	173	0.57	4.69	0.08	0.17
CR-77	0	172	172	0.54	6.06	0.12	0.18
CR-78(i)	4	174	170	0.76	8.57	0.16	0.22
incl.	54	118	64	1.30	10.80	0.26	0.24
CR-79	2	172	170	0.53	11.03	0.20	0.28
CR-80(i)	0	264	264	1.01	17.24	0.29	0.62
incl.	148	264	116	1.56	21.99	0.30	0.82

(i)	Hole ended in mineralization
(ii)	True width to be determined

Maps of the drill program on the Camino Rojo property will be available at the Canplats web site, www.canplats.com.  Drill holes CR-62, CR-69 and CR-74 were drilled at -50 degrees to the east; CR-80 at -50 degrees to the west;CR-68 and CR-73 at -50 degrees to the north.  CR-76 through CR-79
were vertical holes.   All other holes were drilled at -60 degrees to the north.

The Company has now completed its initial reverse circulation drilling program at the Represa Zone and will commence an independent resource estimate upon receipt of all outstanding drill hole assays.  It is expected that this initial resource estimate will be completed and announced later in the year.  The Represa Zone remains open to the east, west and to depth.

A program of reconnaissance-style tensor IP geophysical surveys has also commenced to the southwest and southeast of the Represa-Don Julio Zones.  This survey will initially focus on an area referred to as “Camino Rojo Dos,” which is situated 20 kms to the west-southwest of the Represa Zone and was identified through similar surface prospecting methods to the Camino Rojo discovery.   Regional prospecting and mapping is ongoing over the remainder of the very large Camino Rojo property, which now measures approximately 340,000 hectares (more than 1,300 square miles).  The Camino Rojo property is 100% owned by Canplats and located in an area of excellent infrastructure, 50 kilometers to the southeast of Goldcorp’s Penasquito mine.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101 responsible for the Camino Rojo exploration program and has verified the data in the table above. All samples were submitted for preparation in Guadalajara, Mexico and analysis at its facilities in Vancouver, B.C. by ALS Chemex.  All samples were analyzed using aqua regia digestion with ICP finish.  All gold samples were fire assayed with an AA finish and all samples over 10 ppm gold were re-assayed using a fire assay with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-484-5960

Investor Inquiries
Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F.